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Re:	VeloNewco Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed July 21, 2015
File No. 333-203921

Dear Mr. Reynolds:

On behalf of VeloNewco Limited (“Holdco”), Grupo Villar Mir, S.A.U. (“Grupo VM”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”), all of whom are represented by Cravath, Swaine & Moore LLP, and on behalf of our client, Globe Specialty Metals, Inc. (“Globe”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 31, 2015 related to the above-referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Second Amended Registration Statement”), filed on July 21, 2015.

Holdco has revised the Second Amended Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-4 (the “Third Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Third Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Third Amended Registration Statement.

Exhibits 5.1 and 8.4

1.	We note the revisions to the opinion in response to comment 10 in our July 10, 2015 letter. The revised language in the last two paragraphs of the opinion appears to continue to limit reliance on the opinion by purchasers of the securities. We do not accept any limitation on reliance. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 for guidance. Please further revise the opinion to remove such limitations or advise us as appropriate. Similarly, revise Exhibit 8.4 as appropriate.

August 7, 2015

Response:

In response to the Staff’s comment, Slaughter and May has revised its opinions in Exhibit 5.1 and Exhibit 8.4 to the Third Amended Registration Statement.

* * * *

In connection with the response in this letter, Holdco will under separate cover acknowledge that:

•	Holdco is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Holdco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review this response to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (202) 637-2200.

Sincerely,

/s/ Joel H. Trotter
Joel H. Trotter of Latham & Watkins LLP

cc:	José María Calvo-Sotelo, VeloNewco Limited

Joel F. Herold, Esq. Cravath, Swaine & Moore LLP